

December 27, 2013

Via E-mail
Francis Biscan, Jr.
Chief Executive Officer
Tara Minerals Corp.
375 N. Stephanie St.
Henderson, NV 89014

> **Re:** **Tara Minerals Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 333-143512**

Dear Mr. Biscan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business page 5

1.   Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

   • A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

2. Please disclose the information required under paragraph (b) of Industry Guide 7 for your Champinon property:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

3. Please expand your disclosure to include a summary of your exploration results pursuant to paragraph (b) (4) of Industry Guide 7.

4. In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. In your response please indicate the location of this disclosure.

5. Please expand your disclosure to include the specific exploration and mining permits your company currently has been issued and the permits required to explore or mine. Include in you overview fees or bonding requirements and the time frame and costs associated with these permits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director